                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K
(Mark One)

     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (Fee Required)

                  For the Fiscal Year Ended December 31, 1995

     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                    For the transition period from __ to __

                         Commission File Number 0-19994

            SOLO SERVE CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
                              (Full Name of Plan)

                             SOLO SERVE CORPORATION
             (Exact name of Registrant as specified in its charter)


                   Delaware                       74-2048057
        -------------------------------      ---------------------
        (State or Other Jurisdiction of        (I.R.S. Employer
        Incorporation or Organization        Identification Number)

                1610 Cornerway Blvd., San Antonio, Texas  78219
                -----------------------------------------------
                    (Address of Principal Executive Offices)


            Registrant's telephone number,
              including area code                  (210) 662-6262
                                                   ---------------

                               TABLE OF CONTENTS


        Item                                                       Page
        ---------------------------------------------------------  ----

        Financial Statements and Schedules Prepared in Accordance   3
        with the Financial Reporting Requirements of ERISA

        Report of Price Waterhouse LLP                              4

        Consent of Price Waterhouse LLP

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

TABLE OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------

                                                                           PAGE
FINANCIAL STATEMENTS:

   Report of Independent Accountants                                        1

   Statement of Net Assets Available for Benefits, with Fund Information,
    at December 31, 1995                                                    2

   Statement of Net Assets Available for Benefits, with Fund Information,
    at December 31, 1994                                                    3

   Statement of Changes in Net Assets Available for Benefits, with Fund
    Information, for the Year Ended December 31, 1995                       4

   Statement of Changes in Net Assets Available for Benefits, with Fund
    Information, for the Year Ended December 31, 1994                       5

   Notes to Financial Statements                                            6

  ADDITIONAL INFORMATION* - SUPPLEMENTAL SCHEDULES:

   Schedule  I - Schedule of Assets Held for Investment Purposes            12

   Schedule II - Schedule of Reportable Transactions                        13













* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants, Administrator and Trustees of the Solo Serve Corporation
Retirement Savings Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Solo Serve Corporation Retirement Savings Plan and Trust (the Plan) as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included as Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICE WATERHOUSE LLP
- ------------------------
  Price Waterhouse LLP

San Antonio, Texas
June 26, 1996

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                        FUND INFORMATION
                                  ------------------------------------------------------------------------------------------------
                                                FIDELITY        FIDELITY      FIDELITY  AVESTA    AVESTA SHORT-
                                  SOLO SERVE  ADVISOR GROWTH  ADVISOR INCOME   ADVISOR  MONEY     INTERMEDIATE
                                    STOCK     OPPORTUNITIES     & GROWTH      OVERSEAS  MARKET   TERM U.S. GOV.   LOAN
                                    FUND          FUND            FUND         FUND      FUND   SECURITIES FUND   FUND    TOTAL

ASSETS

Investments, at fair value:

     Mutual funds                       -      $226,988         $236,669     $71,599         -     $101,194          -     $636,450
     Common stock                   $9,446           -                -           -          -           -           -        9,446
     Money market funds                 -            -                -           -    $307,821          -           -      307,821
     Other                              -            -                -           -          -           -       $48,697     48,697
                                    ------     --------         --------     -------   --------    --------      -------  ---------
                                     9,446      226,988          236,669      71,599    307,821     101,194       48,697  1,002,414
                                    ------     --------         --------     -------   --------    --------      -------  ---------

Receivables:
     Accrued interest                  -             -                -           -       1,340          -           133      1,473
Cash                                   33           750              750         228      1,011         326          163      3,261
                                    ------     --------         --------     -------   --------    --------      -------  ---------
Total assets                        9,479       227,738          237,419      71,827    310,172     101,520       48,993  1,007,148
                                    ------     --------         --------     -------   --------    --------      -------  ---------

LIABILITIES

Investment manager fees                -            -                -           -          -           -            -          -
                                    ------     --------         --------     -------   --------    --------      -------   --------
Total liabilities                      -            -                -           -          -           -            -          -
                                    ------     --------         --------     -------   --------    --------      ------- ----------
Net assets available for benefits   $9,479     $227,738         $237,419     $71,827   $310,172    $101,520      $48,993 $1,007,148
                                    ------     --------         --------     -------   --------    --------      ------- ----------


             The accompanying notes are an integral part of these
                             financial statements

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

DECEMBER 31, 1994
- --------------------------------------------------------------------------------


                                                             FUND INFORMATION
                             ---------------------------------------------------------------------------------
                                                                           UNITED STATES
                             SPECIAL FIXED  SOLO SERVE              STOCK   GOVERNMENT
                                INCOME        STOCK      BALANCED   INDEX     INCOME      LOAN
                                 FUND          FUND     FUND        FUND       FUND       FUND          TOTAL

ASSETS

Investments, at fair value:
  Mutual funds                          -        -     $      83  $    876  $    1,645       -      $     2,604
  Common stock                          -    $ 44,731       -          -         -           -           44,731
  Money market funds                $204,762      887    187,351   131,362     121,523       -          645,885
  Other                                 -        -          -          -         -      $   24,792       24,792
                                   --------  --------   --------  --------  ----------  ----------  -----------

                                    204,762    45,618    187,434   132,238     123,168      24,792      718,012
                                   --------  --------   --------  --------  ----------  ----------  -----------
Receivables
  Accrued interest                       70        16          2         2           1       -               91
                                   --------  --------   --------  --------  ----------  ----------  -----------

Total assets                        204,832   45,634     187,436   132,240     123,169      24,792      718,103
                                   --------  --------   --------  --------  ----------  ----------  -----------

LIABILITIES

Investment manager fees                  81        10       -          -         -           -               91
                                   --------  --------   --------  --------  ----------  ----------  -----------

Total liabilities                        81        10       -          -         -           -               91
                                   --------  --------   --------  --------  ----------  ----------  -----------

Net assets available for benefits  $204,751  $ 45,624   $187,436  $132,240  $  123,169  $   24,792  $   718,012
                                   ========  ========   ========  ========  ==========  ==========  ===========



             The accompanying notes are an integral part of these
                             financial statements

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------


                                                                        FUND INFORMATION
                                      --------------------------------------------------------------------------------------------
                                                    FIDELITY        FIDELITY     FIDELITY  AVESTA  AVESTA SHORT-
                                      SOLO SERVE ADVISOR GROWTH  ADVISOR INCOME  ADVISOR   MONEY   INTERMEDIATE
                                        STOCK    OPPORTUNITIES      & GROWTH     OVERSEAS  MARKET  TERM U.S. GOV.  LOAN
                                         FUND        FUND            FUND          FUND    FUND   SECURITIES FUND  FUND      TOTAL

Additions to net assets attributed to:
  Investment income:
     Interest                             -      $   5,583       $  7,245      $   487  $ 20,478        -        $ 139   $   33,932
     Realized gain/(loss) on sale of
     investments                       ($  463)      2,687          2,274          541       887   $    559         -         6,485
     Unrealized gain/(loss) on
     investments                       (33,864)     30,821         11,275        3,665      (887)     5,624         -        16,634
                                       -------    --------       --------      -------  --------   --------    -------   ----------

                                       (34,327)     39,091         20,794        4,693    20,478      6,183        139       57,051
                                       -------    --------       --------      -------  --------   --------    -------   ----------


Contributions:
     Employer                             -         10,708         10,529        3,672    35,244      4,748         -        64,901
     Participants                         -         61,638         72,761       22,885    59,548     31,154         -       247,986
                                       -------    --------       --------      -------  --------   --------    -------   ----------

                                          -         72,346         83,290       26,557    94,792     35,902         -       312,887
                                       -------    --------       --------      -------  --------   --------    -------   ----------

Total additions                        (34,327)    111,437        104,084       31,250   115,270     42,085        139      369,938
                                       -------    --------       --------      -------  --------   --------    -------   ----------


Deductions from net assets
attributed to:
     Participant benefits                1,846         721          3,762          342    68,723      2,649      2,759       80,802
                                       -------    --------       --------      -------  --------   --------    -------   ----------

Total deductions                         1,846         721          3,762          342    68,723      2,649      2,759       80,802
                                       -------    --------       --------      -------  --------   --------    -------   ----------

Net increase (decrease) prior to
 interfund transfers                   (36,173)    110,716        100,322       30,908    46,547     39,436     (2,620)     289,136
                                       -------    --------       --------      -------  --------   --------    -------   ----------

Interfund transfers                         28     117,022        137,097       40,919  (383,971)    62,084     26,821         -
                                       -------    --------       --------      -------  --------   --------    -------   ----------


Net increase (decrease)                (36,145)    227,738        237,419       71,827  (337,424)   101,520     24,201      289,136

Net assets at beginning of year         45,624        -              -            -      647,596       -        24,792      718,012

                                       -------    --------       --------      -------  --------   --------    -------   ----------
Net assets at end of year              $ 9,479    $227,738       $237,419      $71,827  $310,172   $101,520    $48,993   $1,007,148
                                       =======    ========       ========      =======  ========   ========    =======   ==========




             The accompanying notes are an integral part of these
                             financial statements

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                FUMD INFORMATION
                                                -----------------------------------------------------------------------------------
                                                                                                   UNITED STATES
                                                  SPECIAL       SOLO SERVE                STOCK     GOVERNMENT
                                                FIXED INCOME     STOCK      BALANCED      INDEX       INCOME      LOAN
                                                    FUND         FUND         FUND        FUND         FUND       FUND      TOTAL
Additions to net assets attributed to:
 Investment income:
   Interest                                      $     110     $    233     $   8,301   $   3,567   $   8,400  $  1,088  $  21,699
   Realized gain/(loss) on sale of investments      11,662         (992)      (10,082)       (780)    (10,067)      -      (10,259)
   Unrealized gain/(loss) on investments               -        (37,053)           (3)         (7)       (126)      -      (37,189)
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
                                                    11,772      (37,812)       (1,784)      2,780      (1,793)    1,088    (25,749)
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
 Contributions:
   Employer                                         15,990        4,783        14,544      10,708       8,274       -       54,299
   Participants                                    109,046       37,344       100,042      74,708      56,236       -      377,376
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
                                                   125,036       42,127       114,586      85,416      64,510       -      431,675
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Total additions                                    136,808        4,315       112,802      88,196      62,717     1,088    405,926
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Deductions from net assets attributed to:
 Participant benefits                               86,419        6,699        74,146      47,927      46,053       -      261,244
 Investment management fees                            980           94           933         375         418       -        2,800
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Total deductions                                    87,399         6,793       75,079      48,302      46,471       -      264,044
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Net increase prior to interfund transfers           49,409       (2,478)       37,723      39,894      16,246     1,088    141,882
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Interfund transfers                                 (7,904)       9,886       (16,018)    (13,526)     1,608     14,671    (11,283)
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Net increase                                        41,505        7,408        21,705      26,368      17,854    15,759    130,599
Net assets at beginning of year                    163,246       38,216       165,731     105,872     105,315     9,033    587,413
                                                 ---------     --------     ---------   ---------   ---------  --------  ---------
Net assets at end of year                        $ 204,751     $ 45,624     $ 187,436   $ 132,240   $ 123,169  $ 24,792  $ 718,012
                                                 =========     ========     =========   =========   =========  ========  =========



             The accompanying notes are an integral part of these
                            financial statements.

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN:

The following description of the Solo Serve Corporation (the "Company") Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document, effective January 1, 1993, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute up to 20 percent of their annual wages. The Internal Revenue Code (IRC) establishes an annual limitation on the amount of pre-tax salary deferral contributions. For 1995 and 1994, this limit was $9,240. The Company may match a discretionary percentage of the participant's before-tax contributions up to a maximum percentage of the participant's compensation. The Company elected to match 25 percent of the first 6 percent of participant contributions during 1995.

The Company may also make discretionary profit sharing contributions to the Plan. These contributions are allocated to the Plan participants based on a ratio of their compensation compared to the total compensation of all participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the employer's discretionary matching contribution, if any, allocation of the Company's discretionary profit sharing contribution, if any, and Plan earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

VESTING

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the employer's discretionary matching and discretionary profit sharing contributions is based on years of continuous service. Vesting begins after one year of credited service. A participant is 100 percent vested after five years of credited service.

INVESTMENT OPTIONS

On January 1, 1995, the assets of the Plan were transferred to a new set of investment funds. Texas Commerce Bank National Association remains trustee of the Plan and assumed recordkeeping duties for the Plan as of January 1, 1995. On the date of transfer, fund assets were invested in the money market fund investment option under the new plan until such time as the record keeper received all relevant information regarding individual Plan participants' balances and investment

Solo Serve Corporation
Retirement Savings Plan and Trust

Notes to Financial Statements
- --------------------------------------------------------------------------------

elections as of the transfer date. This information was received and processed and the assets were invested among the new investment options on April 5, 1995 as directed by Plan participants.

Upon enrollment in the Plan, a participant may direct contributions into any of five investment options in increments of 5%:

 Fidelity Advisor Growth Opportunities Fund - Funds are primarily invested in common stock and securities convertible into common stock;

 Fidelity Advisor Income & Growth Fund - Funds are invested in equity securities, convertible securities, common and preferred stocks, and fixed-income securities that provide income or opportunities for capital growth;

 Fidelity Advisor Overseas Fund - Funds are primarily invested in foreign debt and equity securities;

 Avesta Money Market Fund - Funds are invested in instruments with a remaining maturity of thirteen months or less;

 Avesta Short-Intermediate Term U.S. Government Securities Fund - Funds are primarily invested in short-term securities issued or guaranteed by the U.S. Government and repurchase agreements.

There is also the Solo Serve Stock Fund, which has invested funds primarily in the common stock of Solo Serve Corporation. During 1995, participants were not permitted to select this fund as an investment option, due to management's assessment of volatility.

Transfers

Plan participants may elect to transfer the balances in any of the investment options from one to another. Transfers are processed daily.

Payment of Benefits

On termination of service, a participant who has an account balance greater than $3,500 may consent to receive a lump-sum amount equal to the vested value of his or her account, or may make a trust to trust transfer of the vested value of his or her account. A participant whose balance is less than $3,500 receives a lump-sum distribution.

Loans

Participants may obtain loans up to 50% of their total vested account balance provided that the loan is greater than $500 but does not exceed $50,000.

Solo Serve Corporation
Retirement Savings Plan and Trust

Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant accounting principles used are described below.

METHOD OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENTS

Quoted market prices are used to value investments in equity securities and mutual funds. Investments in common and commingled trust funds are valued by the Trustee.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Discretionary matching contributions are recorded in the same period.

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company. Accordingly, these expenses are not reflected in the Plan's financial statements.

ALLOCATION OF EARNINGS AND LOSSES

Earnings and losses are allocated to the Plan participants' accounts daily. The allocation is based on a formula which includes the beginning account balance, contributions, and distributions.

CALCULATION OF GAINS AND LOSSES

Realized and unrealized gains and losses are calculated using the revalued cost method. This cost, required by ERISA, represents the current market value at prior year-end adjusted for purchases and/or sales during the current plan year.

BENEFITS

Benefit claims are accrued when they have been processed and approved for payment by the Plan.

SOLO SERVE CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

FORFEITURES

Forfeitures of non-vested portions of the discretionary matching and/or discretionary profit sharing contributions are used to reduce the Company's contributions for the next plan year.


NOTE 3 - BANKRUPTCY OF SPONSOR:

On July 21, 1994, the Company filed for protection from creditors under Chapter 11 of the United States Bankruptcy Code. Administrative expenses traditionally paid by the Company were allowed by the Bankruptcy Court and were paid accordingly. There was no disruption of service to the Plan due to the reorganization proceeding. The Company's Plan of Reorganization was confirmed by the Bankruptcy Court in July 1995.


NOTE 4 - INVESTMENTS:

The Plan's investments are held in trust by Texas Commerce Bank National Association. The following table presents the fair values of investments held at December 31, 1995 and 1994, respectively. Investments that represent 5 percent or more of the Plan's net assets are separately identified:


                                                                     DECEMBER 31,
                                                                    1995      1994
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
QUOTED MARKET PRICE

 Avesta Short-Intermediate Term U.S. Government
  Securities Fund, 8,917 and 0 shares, respectively               $101,194*        -
 Fidelity Advisor Growth Opportunities Fund, 7,174 and
  0 shares, respectively                                           226,988*        -
 Fidelity Advisor Income & Growth Fund, 15,065 and 0
  shares, respectively                                             236,669*        -
 Fidelity Advisor Overseas Fund, 4,979 and 0 shares,
  respectively                                                      71,599*        -
 Solo Serve Loan Fund, 48,697 and 0 units of participation,
  respectively                                                      48,697*        -
 Balanced Fund, 0 and 9 units of participation, respectively              -      $83
 United States Government Income Fund, 0 and 162 units
  of participation, respectively                                          -    1,645
 Stock Index Fund, 0 and 89 units of participation, respectively          -      876
 Solo Serve Stock Fund, 21,590 and 44,731 shares of
  common stock, respectively                                          9,446  44,731*
                                                                  ---------  -------
                                                                   $694,593  $47,335
                                                                  =========  =======


   * Represents 5% or more of plan net assets at January 1, 1995 and 1994, respectively.

Solo Serve Corporation
Retirement Savings Plan and Trust

Notes to Financial Statements
- --------------------------------------------------------------------------------


                                                              DECEMBER 31,
                                                           1995         1994
INVESTMENTS IN COMMON AND COMMINGLED TRUST FUNDS -
FAIR VALUE AS DETERMINED BY THE TRUSTEE

 Avesta Money Market Fund, 307,821 and
  0 units of participation, respectively                   $307,821*        -
 Employee Benefits Money Market Fund, 0 and
  645,885 units of participation, respectively                 -       $645,885*
 Solo Serve Loan Fund, 0 and 24,792 units of
  participation, respectively                                  -         24,792
                                                           --------    --------
                                                           $307,821    $670,677
                                                           ========    ========

   *Represents 5% or more of plan net assets at January 1, 1995 and 1994, respectively.


Amounts allocated to the accounts of persons who have withdrawn from participation in the Plan total $79,504 at December 31, 1995.

During 1995 and 1994, the Plan's investments (including gains and losses on investments sold during the year) appreciated and depreciated in value by $23,119 and $47,448, respectively, as follows:


                                                               YEAR ENDED
                                                               DECEMBER 31,
                                                             1995       1994
INVESTMENTS AT FAIR VALUE AS DETERMINED
BY QUOTED MARKET PRICE

Common stocks                                              ($34,327)   ($38,045)
Mutual funds                                                 57,446     (21,065)
                                                           --------    --------
                                                             23,119     (59,110)
INVESTMENTS IN COMMON AND COMMINGLED TRUST
FUNDS - FAIR VALUE AS DETERMINED BY THE
TRUSTEE

Common and Commingled Trust Funds                                -       11,662
                                                           --------    --------
   Net appreciation/(depreciation) in fair value
     of investments                                        $ 23,119    ($47,448)
                                                           ========    ========



NOTE 5 - RECONCILIATION TO FORM 5500:

All differences between the amounts reflected in the statement of net assets available for benefits and Form 5500 arise from the recording of payables to participants on an accrual basis for purposes of these financial statements as opposed to recording those payments on a cash basis in the Form 5500. These differences primarily represent benefit claims which were processed and approved for payment during 1995 but not paid as of December 31, 1995.

Solo Serve Corporation
Retirement Savings Plan and Trust

Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 6  - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - INCOME TAXES:

Management believes that the Plan is qualified under section 401(a) of the IRC and therefore the trust is exempt from taxation under section 501(a). The Plan has applied for but has not yet received a favorable letter of determination from the Internal Revenue Service. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Solo Serve Corporation                                    Additional Information
Retirement Savings Plan and Trust                             Schedule I

Line 27a-Schedule of Assets Held For Investment Purposes

December 31, 1995
- --------------------------------------------------------------------------------

 (A)                (B)                                (C)                     (D)         (E)
                                                                            HISTORICAL   CURRENT
             IDENTITY OF ISSUE              DESCRIPTION OF INVESTMENT          COST       VALUE

             Avesta Money Market Fund       307,821 units of participation    $307,821    $307,821

             Avesta Short-Intermediate
             Term U.S. Government
             Securities Fund                8,917 shares                        95,459     101,194

             Fidelity Advisor Growth
             Opportunities Fund             7,174 shares                       195,572     226,988

             Fidelity Advisor Income &
             Growth Fund                    15,065 shares                      224,877     236,669

             Fidelity Advisor Overseas
             Fund                           4,979 shares                        67,735      71,599

 *           Solo Serve Corporation         21,590 shares common stock,
                                            par value $.01 per share            43,175       9,446

 *           Participant Loans              Pooled notes; interest rates
                                            ranging from 7% to 10%;
                                            maturing from 1/1/96 to
                                            8/6/99                                   -      48,697
                                                                            ----------  ----------

                                                                              $934,639  $1,002,414
                                                                            ==========  ==========

Solo Serve Corporation                                    Additional Information
Retirement Savings Plan and Trust                             Schedule II

Line 27d-Schedule of Assets Held For Investment Purposes

December 31, 1995
- --------------------------------------------------------------------------------


        (a)                        (b)                  (c)        (d)         (g)         (h)        (i)
                                                                                         Current
                                                                                        Value of      Net
                                                                                        Asset on    Realized
                                                      Purchase   Selling      Cost     Transaction  Gain or
      Identity             Description of Asset        Price      Price     of Asset      Date       (Loss)

Avesta Trust          Purchases of shares in Money    $782,341         N/A   $782,341     $782,341       N/A
                      Market Fund

Avesta Trust          Sales of shares in Money             N/A  $1,120,854  1,120,854    1,120,854         -
                      Market Fund

Avesta Trust          Purchases of shares in U.S.      106,175         N/A    106,175      106,175       N/A
                      Government Securities Fund

Fidelity Investments  Purchases of shares in Advisor   252,592         N/A    252,592      252,592       N/A
                      Income and Growth Fund

Fidelity Investments  Purchases of shares in Advisor
                      Growth Opportunities Fund        207,570         N/A    207,570      207,570       N/A

Fidelity Investments  Purchases of shares in Advisor    71,572         N/A     71,572       71,572       N/A
                      Overseas Fund

Special Purpose Fund Purchases of shares in Loan Fund   48,049         N/A     48,049       48,049       N/A

     Columns (e) and (f) have been omitted because they are not applicable.



     * Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          SOLO SERVE CORPORATION RETIREMENT
                                          SAVINGS PLAN AND TRUST

                                          By:  Texas Commerce Bank
                                               National Association, Trustee



Date:  June 28, 1996                      By: /s/ BERNARD P. WILLIAMS
                                             -----------------------------------
                                             Bernard P. Williams, Vice President